                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         QUANTUM EFFECT DEVICES, INC.
                               (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   74764T107
                                (CUSIP Number)

                               JOHN W. SULLIVAN
                               PMC-SIERRA, INC.
                           900 EAST HAMILTON AVENUE
                                   SUITE 250
                          CAMPBELL, CALIFORNIA 95008
                                (408) 369-1176

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 11, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b) (3) or (4), check the following box. [_]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74764T107


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PMC-Sierra, Inc.              I.R.S. Identification No.: 94-2925073

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) N/A
                                                                (b) N/A
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
      N/A
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      STATE OF DELAWARE

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER: 0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER: 10,063,526
   BENEFICIALLY      (10,063,526 shares of which are subject to the
                     restrictions set forth in those certain Voting Agreements
     OWNED BY        dated July 11, 2000, the form of which is filed as
                     EXHIBIT 2 to the Schedule 13D filed on July 21, 2000)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER: 10,063,526

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER: 0
       WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,063,526

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 37% (1)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------

     (1) Based on the number of shares of QED Common Stock outstanding on June 30, 2000 as represented by QED in the Merger Agreement referred to below.

CUSIP NO. 74764T107                SCHEDULE 13D                     Page 2 of 10

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of Quantum Effect Devices, Inc. ("QED COMMON STOCK"), a Delaware corporation ("QED" or "ISSUER"). The principal executive offices of QED are located at 3255-3 Scott Boulevard, Suite 200, Santa Clara, CA 95054.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c), (f) The name of the corporation filing this statement is PMC-Sierra, Inc., a Delaware corporation ("PMC" or the "REPORTING PERSON"). The Reporting Person's principal business is the design, development, manufacture and support of semiconductor system solutions for high speed transmission and networking systems. The address of the principal executive offices of the Reporting Person is 900 East Hamilton Avenue, Suite 250, Campbell, CA 95008. Set forth on Schedule A is the name of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted.

     (d)-(e) During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 11, 2000, the Reporting Person, through its wholly-owned subsidiary Penn Acquisition Corp., a Delaware corporation ("MERGER SUB"), agreed to acquire QED by means of a merger (the "MERGER") pursuant to the terms of the Agreement and Plan of Reorganization, dated as of July 11, 2000, (the "MERGER AGREEMENT"), by and among the Reporting Person, Merger Sub and QED, and subject to the conditions set forth therein (including approval by stockholders of QED). Pursuant to the Merger Agreement, Merger Sub will merge with and into QED and QED will become a wholly-owned subsidiary of the Reporting Person. A copy of the Merger Agreement is attached as EXHIBIT 1 to the Schedule 13D filed on July 21, 2000 and is incorporated herein by this reference. The Merger is subject to the approval of the Merger Agreement by the stockholders of QED, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     As an inducement to the Reporting Person's entering into the Merger Agreement and in consideration thereof, entities affiliated with Weiss, Peck & Greer Venture Partners, entities affiliated with Bessemer Venture Partners, Raymond Kunita and Thomas J. Riordan, each of whom are stockholders of QED (the "VOTING AGREEMENT STOCKHOLDERS"), entered into voting agreements, each dated as of July 11, 2000 (each a "VOTING AGREEMENT," and collectively, the "VOTING AGREEMENTS") with the Reporting Person, which

CUSIP NO. 74764T107                SCHEDULE 13D                     Page 3 of 10
agreements are described in more detail in Item 6 below. Pursuant to each Voting Agreement, the applicable Voting Agreement Stockholder agreed to vote, and has granted the Reporting Person an irrevocable proxy (the "IRREVOCABLE PROXY") to vote, all of such Voting Agreement Stockholder's shares of QED Common Stock in favor of adoption of the Merger Agreement. No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the 10,063,526 shares of QED Common Stock covered by the Voting Agreements. The Voting Agreement and the Irrevocable Proxy are attached as EXHIBIT 2 to the Schedule 13D filed on July 21, 2000 and are incorporated herein by this reference.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (b) As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Reporting Person, with and into QED in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and QED will continue as the surviving corporation (the "SURVIVING CORPORATION") and as a wholly-owned subsidiary of the Reporting Person. Holders of outstanding QED Common Stock will receive, in exchange for each share of QED Common Stock held by them, 0.385 of a share (the "EXCHANGE RATIO") of common stock, par value $0.001 per share, of the Reporting Person ("PMC COMMON STOCK"). Outstanding options and outstanding warrants to purchase shares of QED Common Stock will be assumed by the Reporting Person at the same Exchange Ratio in the manner set forth in the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the copy of the Merger Agreement attached as EXHIBIT 1 to the Schedule 13D filed on July 21, 2000, and is incorporated herein by this reference.

     As an inducement to the Reporting Person to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each Voting Agreement Stockholder, has, by executing a Voting Agreement, agreed to vote the shares of QED Common Stock beneficially owned by such Voting Agreement Stockholder (including any shares of QED Common Stock that such stockholder acquires after the time it entered into the Voting Agreement)(collectively, the "SHARES") owned by it in favor of the adoption of the Merger Agreement. Pursuant to the Voting Agreements, each Voting Agreement Stockholder also irrevocably appointed the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, as his, hers or its lawful attorney and proxy. Such Irrevocable Proxies give the proxy holders the limited right to vote the Shares in favor of the adoption of the Merger Agreement. The Voting Agreement Stockholders retain the right to vote their Shares in their discretion with respect to matters other than those identified in the Voting Agreements. The names of the Voting Agreement Stockholders, the number of shares of QED Common Stock which, to the Reporting Person's knowledge, are beneficially owned by each such stockholder and the percentage ownership of QED Common Stock by each such stockholder (as reported in QED's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 20, 2000) is set forth in SCHEDULE B hereto which is hereby incorporated by this reference. The foregoing summary is qualified in its entirety by reference to the copy of the form of Voting Agreement attached as EXHIBIT 2 to the Schedule 13D filed on July 21, 2000, and is incorporated herein by this reference.

     As a further inducement to the Reporting Person's entering into the Merger Agreement, affiliates of QED entered into affiliate agreements ("AFFILIATE AGREEMENTS") with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each Affiliate Agreement, each affiliate of QED entering into an Affiliate Agreement has agreed not to sell, transfer or otherwise dispose of any PMC Common Stock issued in the Merger unless certain conditions are met. The foregoing summary is qualified in its entirety by reference to the copy of the form of Affiliate Agreement attached as Exhibit 3 to the Schedule 13D filed on July 21, 2000, and is incorporated herein by this reference.

CUSIP NO. 74764T107                SCHEDULE 13D                     Page 4 of 10

     (c)  Not applicable.

     (d) Pursuant to the Merger Agreement, upon consummation of the Merger, two current members of the QED Board of Directors will become members of the Board of Directors of the Surviving Corporation. No other directors on QED's Board of Directors will continue as directors of either the Surviving Corporation, Merger Sub or the Reporting Person. In addition, upon consummation of the Merger, it is anticipated that certain officers of QED will continue to perform management roles in QED, although they may or may not be QED officers. The individuals who will continue in these management positions and the offices they will hold has not been finalized.

     (e)  See the discussion of Merger in Item 3 above.

     (f) Other than as a result of the Merger described in Item 3 above, not applicable.

     (g) At the effective time of the Merger, except as set forth in the Merger Agreement, the Certificate of Incorporation of QED shall be amended and restated to be the same in substance as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger (except that the name of QED shall remain unchanged), and said amended and restated Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended. At the effective time of the Merger, except as set forth in the Merger Agreement, the Bylaws of QED shall be amended and restated to be the same in substance as the Bylaws of Merger Sub as in effect immediately prior to the Merger and said amended and restated Bylaws shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) Upon consummation of the Merger, QED Common Stock will be de-listed from the Nasdaq Stock Market.

     (i) Upon consummation of the Merger, QED Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "ACT"), pursuant to Section 12(g)(4) of the Act.

     (j) Other than described above, the Reporting Person currently has no plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result and subject to the terms of the Voting Agreements and the Irrevocable Proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of 10,063,526 shares of QED Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 37% of the issued and outstanding shares of QED Common Stock based on the number of shares outstanding at June 30, 2000, as represented by the Issuer to the Reporting Person in the Merger Agreement. Other than with respect to the provisions of the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of QED Common Stock with regard to the limited purposes set forth in Item 4 above and in the Voting Agreements. The Reporting Person does not have any power to dispose or direct the disposition of any shares of QED Common Stock. To the knowledge of the Reporting Person, no shares of QED Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

CUSIP NO. 74764T107                SCHEDULE 13D                     Page 5 of 10

     (c) Except as described herein, the Reporting Person has not effected any transaction in QED Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in SCHEDULE A has effected any transaction in QED Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into QED and QED will become a wholly-owned subsidiary of the Reporting Person. Upon consummation of the Merger, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into QED with QED remaining as the Surviving Corporation. As a result of the Merger, each outstanding share of QED Common Stock, other than shares owned by QED (i.e. QED treasury shares), Merger Sub, the Reporting Person or any wholly-owned subsidiary of QED or the Reporting Person, will be converted into the right to receive 0.385 of a share of PMC Common Stock. Outstanding options and warrants to purchase QED Common Stock will be assumed by the Reporting Person at the same Exchange Ratio. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     Upon certain circumstances described in Section 7.3 of the Merger Agreement, QED will be obligated to pay to the Reporting Person a breakup fee equal to $65,000,000 (the "BREAKUP FEE"). Payment of the Breakup Fee will not be in lieu of damages in the event of fraud or a willful breach by QED of the Merger Agreement.

     In exercising their rights to vote the Shares as lawful attorneys and proxies of the Voting Agreement Stockholders pursuant to the Voting Agreements, the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, will be limited, at every QED stockholders meeting and every written consent in lieu of such meeting, voting the shares in favor of adoption of the Merger Agreement. The Voting Agreement Stockholders may vote their own shares themselves in all other matters. The Voting Agreements and the Irrevocable Proxies terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with Section VII thereof or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "EXPIRATION DATE"). Each Voting Agreement Stockholder has agreed not to transfer his or her Shares prior to the Expiration Date, except to transferees who agree to be bound by the Voting Agreement. Moreover, each Voting Agreement Stockholder has granted the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, an irrevocable proxy to vote the shares beneficially owned by the Voting Agreement Stockholder in favor of adoption of the Merger Agreement. The terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached as EXHIBIT 2 to the Schedule 13D filed on July 21, 2000. Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by this reference.

     According to the terms of the Affiliate Agreements, each affiliate has been advised that it may be deemed to be an affiliate of PMC following the Merger as the term is used for the purposes of Rule 144 of the rules and regulations of the Securities and Exchange Commission and for purposes of Accounting Series Releases 130 and 135. Each affiliate agreed that from 30 days before the anticipated completion of the

CUSIP NO.74764T107                 SCHEDULE 13D                     Page 6 of 10

Merger until the day that PMC announces financial results covering at least 30 days of combined operations, the affiliate will not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position with respect to QED Common Stock.

     Other than the Merger Agreement, Voting Agreements and the Affiliate Agreements, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of QED, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The descriptions herein of the Merger Agreement, the Voting Agreements and the Affiliate Agreements are qualified in their entirety by reference to such agreements, copies of which are attached to the Schedule 13D filed on July 21, 2000 as EXHIBITS 1, 2 and 3 respectively.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated:  August 3, 2000


                                             PMC-SIERRA, INC.



                                             By:  /s/ Robert L. Bailey
                                                -----------------------------
                                                Robert L. Bailey, President

CUSIP NO. 74764T107                SCHEDULE 13D                     Page 7 of 10

                                  SCHEDULE A


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               PMC-SIERRA, INC.


     Officers Name/Citizenship          Title and Present Principal Occupation

     Robert L. Bailey                   PMC-Sierra, Inc.
     U.S.                               President, Chief Executive Officer and
                                        Chairman of the Board of Directors

     Gregory Aasen                      PMC-Sierra, Inc.
     U.S.                               Chief Operating Officer

     John W. Sullivan                   PMC-Sierra, Inc.
     U.S.                               Vice President Finance and Chief
                                        Financial Officer

     Alexandre Balkanski                Director of PMC-Sierra, Inc. and General
     U.S.                               Partner, Benchmark Capital, a venture
                                        capital firm

     Colin Beaumont                     Director of PMC-Sierra, Inc. and Retired
     U.S.

     James V. Diller                    Director of PMC-Sierra, Inc and
     U.S.                               President and Chief Executive Officer
                                        and Chairman of the Board of Elantec
                                        Semiconductor, Inc.

     Frank Marshall                     Director of PMC-Sierra, Inc. and General
     U.S.                               Partner of Timark L.P., a venture
                                        capital firm


     *The address for each executive officer or director is c/o PMC-Sierra, Inc., 900 East Hamilton Avenue, Suite 250, Campbell, California 95008.

CUSIP NO. 74764T107                SCHEDULE 13D                     Page 8 of 10

                                  SCHEDULE B


                         QUANTUM EFFECT DEVICES, INC.
                         VOTING AGREEMENT STOCKHOLDERS
                 THE INFORMATION IN THIS SCHEDULE IS BASED ON
                      INFORMATION PROVIDED BY QED TO PMC



                                                            Shares of QED                    Percentage of
                                                            Common Stock                     QED Common
     Voting Agreement Stockholder                           Beneficially Owned (1)           Stock Beneficially Owned
     Entities Affiliated with Weiss Peck & Greer            5,481,283                        20.6%

     Entities Affiliated with Bessemer Venture              1,991,609                         7.5
     Partners (3)

     Raymond Kunita (4)                                     1,296,217                         4.8

     Thomas J. Riordan (5)                                  1,294,417                         4.8

     (1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors and executive officers of the Company and filings made with the Commission or furnished to the Company by other stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 26,665,217 shares of Common Stock outstanding as of June 30, 2000 and includes shares of Common Stock subject to options that may be exercised within 60 days of June 30, 2000. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.
The Reporting Person may only vote such shares deemed to be beneficially owned if the persons named above exercise their options prior to the completion of the Merger. If the persons named above do not exercise their options, the Reporting Person will own 9,452,692 shares of Common Stock, which is approximately 36% of the shares outstanding as of June 30, 2000.

     (2)  Includes:

          -    2,029,216 shares held by WPG Enterprise Fund II, L.L.C.;

          - 1,687,297 shares held by Weiss Peck & Greer Venture Associates III, L.L.C.;

          - 865,267 shares held by Weiss Peck & Greer Venture Associates VI, L.L.C.;

CUSIP NO. 74764T107                SCHEDULE 13D                     Page 9 of 10

          -    756,733 shares held by WPG Enterprise Fund III, L.L.C.;

          - 109,239 shares held by Weiss Peck & Greer Venture Associates IV Cayman, L.P.; and

          -    33,531 shares held by WPG Information Sciences Entrepreneur Fund,
               L.P.

     WPG Venture Partners III, L.P. is the fund investment advisory member of WPG Enterprise Fund II, L.L.C. and Weiss Peck & Greer Venture Associates III, L.L.C. WPG VC Fund Advisor L.L.C. is the fund investment advisory member of Weiss, Peck & Greer Venture Associates IV, L.L.C. and WPG Enterprise Fund III, L.L.C., and is the general partner of WPG Information Sciences Entrepreneur Fund, L.P. WPG Fund Advisor L.L.C. is the administrative general partner of Weiss, Peck & Greer Venture Associates IV Cayman, L.P.

     (3)  Includes:

          -    1,050,328 shares held by Bessemer Venture Partners IV L.P.;

          -    199,160 shares held by Bessemer Venture Investors L.P.; and

          -    742,121 shares held by Bessec Ventures IV L.P.

     Deer IV & Co. LLC is the general partner of Bessemer Venture Partners IV L.P., Bessemer Venture Investors L.P. and Bessec Ventures IV L.P.

     (4)  Includes 305,417 shares subject to options exercisable within 60 days.

     (5)  Includes 305,417 shares subject to options exercisable within 60 days.

CUSIP NO.74764T107                 SCHEDULE 13D                    Page 10 of 10